SEC Mail
Mail Processing
Section

FEB 27 2009

Washington, DC
103

SECURITIES AND EXCHANGE COMMISSION
09055764
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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SEC FILE NUMBER
8- 66666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelbourne Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 Great Road, Suite 304
(No. and Street)

Acton (City) MA (State) 01720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Saunders (978) 392-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado, LLP
(Name – *if individual, state last, first, middle name*)

25 West 43rd Street, Suite 920 (Address) New York (City) NY (State) 10036-7406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/12

OATH OR AFFIRMATION

I, Michael Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelbourne Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael C. Saunders
Signature

Principal
Title

Clarence R. Morson
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commission Expires 4-20-15

SHELBOURNE SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

SHELBOURNE SECURITIES LLC

TABLE OF CONTENTS

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Member
Shelbourne Securities LLC

We have audited the accompanying statement of financial condition of Shelbourne Securities LLC as of December 31, 2008 and the related statement of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Shelbourne Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson +Corrado

New York, New York
February 20, 2009

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

SHELBOURNE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2008
ASSETS		
Cash and cash equivalents	$	257,128
Commissions receivable		31,480
Other assets		27,011
Total assets	$	315,619
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	17,091
Total liabilities		17,091
Member's equity		298,528
Total Liabilities and Member's equity	$	315,619

See accompanying notes.

SHELBOURNE SECURITIES LLC

STATEMENT OF INCOME

		YEAR ENDED DECEMBER 31, 2008
Revenue		
Private placement fees	$	633,402
Commission income		544,111
Interest income		15,509
Total revenue		1,193,022
Expenses		
Private placement transaction fees		535,992
Outside services		111,856
Employee compensation, taxes and benefits		77,927
Rent		12,000
Professional fees		47,720
Marketing		21,951
Regulatory fees		19,626
Miscellaneous		10,529
Total expenses		837,601
Net income	$	355,421

See accompanying notes.

SHELBOURNE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	YEAR ENDED DECEMBER 31, 2008
Balance - January 1, 2008	$ 643,107
Net income	355,421
Distributions	(700,000)
Balance - December 31, 2008	$ 298,528

See accompanying notes.

SHELBOURNE SECURITIES LLC

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2008
Cash flows from operations	
Net income	$ 355,421
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Decrease in commission receivable	14,455
Increase in other assets	(5,742)
Increase in accounts payable and accrued expenses	9,191
Net cash provided by operating activities	373,325
Cash flows from investing activities	
Due to related party	(3,700)
Net cash used in investing activities	(3,700)
Cash flows from financing activities	
Distributions	(700,000)
Net cash used in financing activities	(700,000)
Decrease in cash and cash equivalents	(330,375)
Cash and cash equivalents - beginning of year	587,503
Cash and cash equivalents - end of year	$ 257,128

See accompanying notes.

Note 1 - Organization and Business Activity

Shelbourne Securities LLC (the "Company"), was organized in June 2004 pursuant to the laws of the State of Delaware and is a wholly owned subsidiary of Shelbourne Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company became a member of FINRA on March 1, 2005.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

The Company provides for probable uncollectible amounts through a charge to earnings and the establishment of an allowance for uncollectible accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after the Company has used reasonable collection efforts are written-off through a charge to the allowance for uncollectible accounts and the amount is removed from accounts receivable.

As of December 31, 2008 the Company considers accounts receivable to be fully collectible; accordingly no allowance for doubtful accounts is required.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be a cash equivalent.

Use of Estimates in Financial Statements - In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The financial statements do not include a provision for income taxes because the partnership does not incur federal or state income taxes. Instead, its earnings and losses are included in the parent company's income tax returns.

Note 3 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2008, the Company's net capital ratio was 0.06:1.0, and its net capital was $265,909 as compared with minimum required net capital of $5,000.

Note 4 – Agreements with Related Parties

The Company entered into a commercial sub-lease agreement with Roundstone Advisors, LLC, a related party, commencing on January 1, 2007 and shall automatically renew each year for a one year period unless either party delivers notice to the other party of its intent not to renew the lease within 30 days of a renewal period. The Company shall pay monthly rent in the amount of $1,000.

Rent expense for the year ended December 31, 2008 amounted to $12,000.

Note 5 – Private Placement Agreement

During January 2006, the Company entered into an agreement with a duly licensed registered representative with Financial Industry Regulatory Authority as a registered representative of the Company, to develop private placement transactions on behalf of the Company. The Company pays the individual the following fees; ninety percent (90%) of the first $1,500,000 gross fees and/or commissions received by the Company in a calendar year in connection with this agreement. And ninety-five percent (95%) of all gross fees and/or commissions received by the Company in excess of $1,500,000 in any calendar year. For the year ended December 31, 2008, the Company paid the individual approximately $536,000.

Note 6 – Concentration of Credit Risk

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Private placement fees received during the year ended December 31, 2008 comprised approximately 53% of the Company's total revenue.

Private placement transaction fees paid out during the year ended December 31, 2008 comprised of 64% of the Company's total expenses.

*****

SHELBOURNE SECURITIES LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15C3-1

		DECEMBER 31, 2008
Total member's equity	$	298,528
Deductions and/or charges		
Non-allowable assets		(32,441)
Net capital before haircuts on securities positions		266,087
Haircuts on securities		(178)
Net capital	$	265,909
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requires (6-2/3% of aggregated indebtness)		1,140
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	260,909
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	17,091
Aggregate indebtedness	$	17,091
Ratio of aggregate indebtedness to net capital		0.06:1.0

See independent auditor's report and accompanying notes.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

The Company is exempt from the requirements
of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

SHELBOURNE SECURITIES LLC

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2008
Net capital - per FOCUS Report	$ 268,910
Audit adjustment for additional accrual	(3,001)
Net capital - per audit report	$ 265,909

See independent auditor's report and accompanying notes.

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Member
Shelbourne Securities LLC

In planning and performing our audit of the financial statements of Shelbourne Securities LLC (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 20, 2009

END